SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Duckwall-Alco Stores, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

264142100
(Cusip Number)

Barbara E. Shields
3113 S. University Drive
Suite 500
Fort Worth, Texas 76109
(817) 335-8282
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 215,176, which constitutes approximately 4.9% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 4,419,599 shares outstanding.


1.     Name of Reporting Person:

        Marathon Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

       (a) /   /

       (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (Funds Received from Advisory Clients)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: Texas

                  7.     Sole Voting Power: 74,876 (1)
Number of
Units
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 74,876 (1)
Person
With
                  10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         74,876

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

         /   /

13.     Percent of Class Represented by Amount in Row (11):  1.7%

14.     Type of Reporting Person: PN
------------
(1)     Power is exercised through its general partner, Marathon Fund Management, L.P.


1.     Name of Reporting Person:

        Corbin & Company

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (Funds Received from Advisory Clients)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: Texas

                  7.     Sole Voting Power: -0-
Number of
Units
Beneficially      8.     Shared Voting Power: 140,300 (1)
Owned By
Each
Reporting         9.     Sole Dispositive Power: -0-
Person
With
                  10.     Shared Dispositive Power: 140,300 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          140,300

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  3.2%

14.     Type of Reporting Person: IA
------------
(1)     Power is exercised through its Chairman, President and Chief Investment Officer, David A. Corbin.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 10, 2000 (the "Schedule 13D"), relating to the Common Stock, (the "Stock"), of Duckwall-Alco Stores, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.     IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

(a)  Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of Marathon Fund, L.P. (" Marathon") and Corbin & Company ("Corbin & Co.") (collectively, the "Reporting Persons").  Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to Marathon Fund Management, L.P. ("Marathon Management"), Siria, L.L.C., ("Siria"), Donald M. Woodard, Jr. ("Woodard") and David A. Corbin ("Corbin") (the "Controlling Persons").  The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

(b) - (c)

MARATHON

Marathon is a Texas limited partnership, the principal business of which is investing in marketable securities.  The principal business address of Marathon, which also serves as its principal office, is 3113 S. University Drive, Suite 500, Fort Worth, Texas 76109.

MARATHON MANAGEMENT

Marathon Management is a Texas limited partnership, the principal business of which is serving as the general partner of Marathon.  The principal business address of Marathon Management, which also serves as its principal office, is 3113 S. University Drive, Suite 500, Fort Worth, Texas 76109.

SIRIA

Siria, L.L.C. is a Texas limited liability company, the principal business of which is serving as the general partner of Marathon Management. The principal business address of Siria, which also serves as its principal office, is 3113 S. University Drive, Suite 500, Fort Worth, Texas 76109. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each member, executive officer and controlling person of Siria are as follows:

Donald M. Woodard, Jr.'s business address is University Centre I, 1300 S. University Drive, Suite 600, Fort Worth, Texas 76107. His principal occupation is President and member of Siria and President and Chief Investment Officer of Western.

David A. Corbin's business address is 3113 S. University Dr., Suite 500, Fort Worth, Texas 76109. His principal occupation is Chairman, President and Chief Investment Officer of Corbin & Co., and Secretary, Treasurer and member of Siria.

WOODARD

See above.

CORBIN & CO.

Corbin & Co. is a Texas corporation, the principal business of which is providing investment advisory services to third parties.  The principal business address of Corbin & Co., which also serves as its principal office, is 3113 S. University Dr., Suite 500, Fort Worth, Texas  76109.  Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Corbin & Co. are as follows:

David A. Corbin's business address is 3113 S. University Dr., Suite 500, Fort Worth, Texas 76109. His principal occupation is Chairman, President and Chief Investment Officer of Corbin & Co., and Secretary, Treasurer and member of Siria.

David F. Corbin's business address is 3113 S. University Dr., Suite 500, Fort Worth, Texas 76109. His principal occupation is Chief Financial Officer/Chief Operations Officer of Corbin & Co.

Barbara E. Shields' business address is 3113 S. University Dr., Suite 500, Fort Worth, Texas 76109. Her principal occupation is Vice President for Client Relations and Legal Affairs, Corbin & Co.

CORBIN

See above.

(d)  None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS     AMOUNT OF FUNDS

Marathon                          Other (1)               $  637,937.20 (2)

Corbin & Co.                      Other (1)              $1,458,100.40 (3)

(1)  Funds were received from investment advisory clients.
(2)  This figure represents the net amount expended by Marathon for the indicated shares of the Stock.
(3)  This figure represents the net amount expended by Corbin & Co. for the indicated shares of the Stock.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Persons

MARATHON

The aggregate number of shares of the Stock that Marathon owns beneficially, pursuant to Rule 13d-3 of the Act, is 74,876, which constitutes approximately 1.7% of the outstanding shares of the Stock.

CORBIN & CO.

The aggregate number of shares of the Stock that Corbin & Co. owns beneficially, pursuant to Rule 13d-3 of the Act, is 140,300, which constitutes approximately 3.2% of the outstanding shares of the Stock.

Controlling Persons

MARATHON MANAGEMENT

Because of its position as general partner of Marathon, Marathon Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 74,876 shares of the Stock, which constitutes approximately 1.7% of the outstanding shares of the Stock.

SIRIA

Because of its position as general partner of Marathon Management, the general partner of Marathon, Siria may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 74,876 shares of the Stock, which constitutes approximately 1.7% of the outstanding shares of the Stock.

WOODARD

Because of his position as President of Siria, the general partner of Marathon Management, the general partner of Marathon, Woodard may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 74,876 shares of the Stock, which constitutes approximately 1.7% of the outstanding shares of the Stock.

CORBIN

Because of his positions as Chairman, President and Chief Investment Officer of Corbin & Co., Corbin may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 140,300 shares of the Stock, which constitutes approximately 3.2% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any shares of the Stock.

(b)

Reporting Persons

MARATHON

Acting through Woodard, the President of Siria, the general partner of Marathon Management, the general partner of Marathon, Marathon has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 74,876 shares of the Stock .

CORBIN & CO.

Acting through Corbin, its Chairman, President and Chief Investment Officer, Corbin & Co. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 140,300 shares of the Stock.

Controlling Persons

MARATHON MANAGEMENT

As the general partner of Marathon, Marathon Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 74,876 shares of the Stock.

SIRIA

As the general partner of Marathon Management, the general partner of Marathon, Siria has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 74,876 shares of the Stock.

WOODARD

As the President of Siria, the general partner of Marathon Management, the general partner of Marathon, Woodard has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 74,876 shares of the Stock.

CORBIN

As Chairman, President and Chief Investment Officer of Corbin & Co., Corbin has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 140,300 shares of the Stock.

(c)     During the last 60 days, Corbin & Co. has purchased and sold shares of the Stock in open market transactions on the NASDAQ National Market as follows:

                       NUMBER OF SHARES      PRICE PER
DATE                PURCHASED OR SOLD        SHARE

01/18/01                20,000 (P)                   $ 6.16
01/19/01                11,400 (P)                     6.06
01/24/01                 1,000 (S)                     5.60

In addition, on February 27, 2001, Marathon transferred 17,124 shares to a client in connection with the closing of the client's account.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the Stock during the past 60 days.

(d) All of the shares of the Stock reported herein are owned by Marathon and Corbin & Co.'s advisory clients, who have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Stock.  To the best knowledge of Marathon and Corbin & Co., no client of Marathon and Corbin & Co. has an interest in dividends or sale proceeds that relates to 5% or more of the outstanding shares of the Stock.

(e) On February 27, 2001, the Reporting Persons ceased to be the beneficial owners of 5% or more of the outstanding shares of the Stock.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1 -- Letter from the Reporting Persons to the Issuer's Board of Directors, dated August 7, 2000, previously filed.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  March 16, 2001

                                     MARATHON FUND, L.P.

                                     By:  Marathon Fund Management, L.P., general partner

                                           By:  Siria, L.L.C., general partner

                                               By: /s/ Donald M. Woodard, Jr.
                                                    Donald M. Woodard, Jr., President

                                     CORBIN & COMPANY

                                     By: /s/ Barbara E. Shields
                                         Barbara E. Shields, Vice President
                                           for Client Relations and Legal Affairs

                                  EXHIBIT INDEX

EXHIBIT                           DESCRIPTION

99.1  Letter from the Reporting Persons to the Issuer's Board of Directors, dated August 7, 2000, previously filed.